Exhibit 12.1

Ratio of Earnings to Fixed Charges Syniverse Holdings, Inc. (unaudited) (dollars in thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Net Income	$65,677	$78,464	$52,419	$89,724	$9,804
Provision for (benefit from) income taxes	40,465	46,797	31,310	(39,574)	9,041

Income (loss) before income taxes	$106,142	$125,261	$83,729	$50,150	$18,845

Fixed charges:
Interest expensed	$27,160	$35,505	$24,429	$26,194	$32,406
Amortization of deferred financing costs and discount	1,747	1,742	1,174	1,134	2,241
Estimated interest factor on operating leases	1,404	1,307	1,037	1,006	1,010

Total fixed charges	30,291	38,554	26,640	28,334	35,657

Earnings:
Income (loss) before income taxes	106,142	125,261	83,729	50,150	18,845
Fixed charges	30,291	38,554	26,640	28,334	35,657

Total earnings	$136,433	$163,815	$110,369	$78,484	$54,502

Ratio of earnings to fixed charges	4.50	4.25	4.14	2.77	1.53